Exhibit 21

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Year Acquired or Formed	Percentage of Voting Securities Owned
ASI Data Services, Inc.	Maine	1993	100%
Northeast Bank (and its 100% owned subsidiaries: Northeast Bank Insurance Group, Inc.; 200 Elm Realty, LLC; 500 Pine Realty, LLC; 17 Dogwood Realty, LLC; Portland Inc.)	Maine	1987	100%